[FORM OF] AMENDMENT NO. 1

TO THE

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO THE SUBADVISORY AGREEMENT is effective as of May 1, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SUNAMERICA ASSET MANAGEMENT CORP.), a Delaware limited liability company (the “Adviser”), and FIAM LLC (formerly, Pyramis Global Advisors, LLC), a Delaware limited liability company (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and SunAmerica Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated October 1, 2013 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to the series of the Trust, as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the Adviser, AIG Capital Services, Inc. (together, the “Licensees”) and FMR LLC have entered into a Service Mark License Agreement (“SMLA”) pursuant to which Licensees have acquired the right, and FMR LLC has authorized and licensed Licensees, to use certain of FMR LLC’s marks in the name of the SA Fidelity Institutional AM® Real Estate Portfolio (formerly, the Real Estate Portfolio), a series of the Trust, and which may be amended from time to time, including to account for additional portfolios; and

WHEREAS, pursuant to Section 14 of the Subadvisory Agreement, the Subadvisory Agreement may be amended only by mutual consent in writing; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Trust.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.        Adviser and Subadviser Name Changes. References to “SUNAMERICA ASSET MANAGEMENT CORP.” throughout the Subadvisory Agreement are replaced with “SUNAMERICA ASSET MANAGEMENT, LLC”, and references to “Pyramis Global Advisors, LLC” are replaced with “FIAM LLC”.

2.        Section 9, Reference to the Subadviser, Amendment. Section 9, Reference to the Subadviser, is deleted in its entirety and replaced with the following:

9.        Reference to the Subadviser. It is understood that the Subadviser’s name and registered and unregistered trademarks, service marks and logos (e.g., FIAM and Fidelity Institutional AM and the Fidelity Investments logo) are the valuable property of the Subadviser and its affiliates and that the Portfolios have the right to use such name (or logo) in offering materials of the Trust sales materials with respect to the Trust with the approval of the Subadviser during the term of this Subadvisory Agreement solely for the purposes of disclosing and promoting the relationship between the parties described herein. In accordance with the exercise of the license rights granted in the preceding sentence, the Adviser and Subadviser agree that the terms of the Service Mark License Agreement among the parties effective as of May 1, 2018, as may be amended from time to time by the parties, shall govern. Upon termination of this Subadvisory Agreement, the Portfolios and the Trust shall forthwith cease to use such name (or derivative or logo).

3.        Section 19 Notices. Reference to contact information Subadviser, and Adviser is deleted in its entirety and replaced with the following contacts for Notice:

Subadviser:	FIAM LLC 900 Salem Street, OT3N1 Smithfield, RI 02917 Attention: Casey Condron, SVP Head of Relationship Management Fax: 617 872-5601 Email: Casey.Condron@fmr.com

With a copy to:	Fidelity Investments 900 Salem Street, OT1N3 Smithfield, RI 02917 Attention: Andrea O’Keefe, Legal Counsel Fax: 617 217-6690 Email: Andrea.Okeefe@fmr.com

Adviser:	SunAmerica Asset Management, LLC Harborside 5, 185 Hudson Street, Suite 3300 Jersey City, NJ 07311 Attention: Gregory N. Bressler, Senior Vice President & General Counsel

With a copy to:	AIG Life & Retirement 21650 Oxnard Street, 10th floor Woodland Hills, CA 91367 Attention: Mallary L. Reznik, Senior Vice President & General Counsel

4.        Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto.

5.        Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

6.        Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

7.        Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment to the Subadvisory Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:

Name: Peter A. Harbeck
Title: President and Chief Executive Officer

FIAM LLC

By:

Name: Jeff Goretti
Title: Vice President

SCHEDULE A

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the portfolio)

SA Fidelity Institutional AM® International Growth Portfolio	0.38% on the first $100 million 0.36% on the next $100 million 0.35% over $200 million

SA Fidelity Institutional AM® Real Estate Portfolio	0.40% on the first $100 million 0.35% on the next $400 million 0.30% over $500 million